SMITH & WESSON HOLDING CORPORATION
2100 Roosevelt Avenue
Springfield, Massachusetts 01104
November 20, 2009
Ernest Greene
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4631
Washington, D.C. 20549

RE:	Smith & Wesson Holding Corporation
Form 10-K for Fiscal Year Ended April 30, 2009
Form 10-Q for Fiscal Quarter Ended July 31, 2009
File No. 1-31552
Dear Mr. Greene:
The following is in response to your letter dated October 23, 2009.
Form 10-K for the Year ended April 30, 2009
Item 1. Business, page 1
1.	SEC Comment: We note that you sell a significant amount of your products outside of the United States. In future filings, please provide the financial information about geographic areas required by Item 101(d) of Regulation S-K.

Company Response: We will include information about geographic areas in our Business discussion in future filings on Form 10-K.
Products and Services, page 2
2.	SEC Comment: In future filings, please disclose the amount or percentage of total revenue contributed by each class of firearm and other products for each of the last three fiscal years. See Item 101(c)(l)(i) of Regulation S-K.

Company Response: We will include information about total revenue by product class in our Products and Services discussion in future filings on Form 10-K.
Research and Development; New Product Introduction, page 10
3.	SEC Comment: In future filings, please disclose the estimated amount spent on company-sponsored research and development activities during each of the last three fiscal years. See Item 101 (c)(I)(xi) of Regulation S-K.

Ernest Greene

Company Response: We do not believe that company-sponsored research and development activities meet the materiality standard of Item 101(c)(I)(xi) of Regulation S-K. This information, however, is provided in footnote 3 to the consolidated financial statements.
Liquidity and Capital Resources, page 38
4.	SEC Comment: We note your disclosure on page F-23 indicates that your credit agreement with TD Bank contains certain financial covenants that you were in compliance with at year-end. We assume that your Convertible Debt and Term loans may include covenants that are restrictive and/or require that you satisfy certain financial ratios. In future filings please define all material covenants and clearly indicate whether you are in compliance at the end of the period presented. Additionally, in future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Company Response: Our credit agreement with TD Bank includes not only the revolving line of credit but the term loans as well. Therefore, compliance with the covenants pertaining to the credit agreement also covers the term loans. We will ensure that future filings make this clear. With regard to our Convertible Debt agreement, as disclosed in footnote 4 to the consolidated financial statements, the only financial covenant relates to limiting new indebtedness to no greater than our existing credit facility with TD Bank or three times LTM EBITDA (as defined in the indenture covering the Notes). In future filings, we will ensure that we also define all material covenants within the Liquidity and Capital Resources discussion. In addition, if it becomes reasonably likely that we may not comply with any material covenant, we will present, for our most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum/ratios/amounts required as of each reporting date. Finally, we will note in future filings any acceleration terms that exist related to each of our indebtedness agreements.

Ernest Greene

Critical Accounting Policies, page 39
Valuation of Long-Lived Tangible and Intangible Assets and Goodwill, page 39
5.	SEC Comment: As of July 31, 2009, you have a significant amount of long-lived assets, goodwill and intangibles assets, and you have recognized your accounting for these assets as a critical policy. In addition we note that you recorded significant impairments of goodwill and intangible assets in FY 2009 resulting in a substantial loss. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following in future filings;
•	We note that you utilize a present value approach to determine fair value. Please expand your disclosures, if applicable to describe whether you consider any market approaches, transactional approaches and a reasonableness test by comparing to market capitalization;

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and

•	Explain how you group property plant and equipment when testing for recoverability.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the

Ernest Greene

Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Company Response: Because we test impairment at the reporting unit level and because our reporting units are not similar to other publicly traded businesses, we do not feel that a market or transactional approach to determine fair value would yield an appropriate result. In addition, we do not have the ability to determine what portion of our market capitalization would be attributable to each of our reporting units. Therefore, we utilize present value of future cash flows to calculate a fair value for each of our reporting units. Our assumptions and methodologies in calculating fair value have not changed in the current year. Market conditions relating to the Rochester, New Hampshire reporting unit significantly deteriorated beginning in the fall of 2008, which corresponded to our second quarter of fiscal 2009. Based on these market conditions, as well as the deterioration in the overall economy, we were forced to re-evaluate our expectations regarding the present value of future cash flows. Based on the results of this evaluation and a comparison to the book values pertaining to this reporting unit, we determined that it was necessary to record an impairment charge during our second fiscal quarter of 2009. In future filings, we will expand our disclosures to ensure that our approach is more clear.

Property, plant, and equipment is grouped by reporting unit and is evaluated for recoverability based on the most recent fixed asset appraisal conducted, discounted for depreciation recorded and changes, if any, in market conditions. In the case of our fiscal 2009 write down, there was no impairment of property, plant, and equipment as confirmed by updated appraisals of real estate and equipment, which we compared to the valuation work that had been performed at the acquisition less depreciation taken based on the remaining lives and usefulness of the assets.

As indicated in our July 31, 2009 Form 10-Q filing, goodwill recorded on our books relates solely to our Universal Safety Response, Inc. (“USR”) reporting unit. The estimated fair value of this reporting unit substantially exceeds the carrying value. Therefore, in our third fiscal quarter 10-Q, which corresponds with our next impairment test date, February 1, 2010, we will modify our disclosure to indicate this substantial excess. Until that filing, we did not intend to make any significant changes to our disclosure.
Item 9A. Controls and Procedures, page 47
6.	SEC Comment: We note your discussion regarding the limitations on all control systems, including your disclosure controls and procedures. As such, please indicate in your future filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, please remove the language qualifying the design, operation, and effectiveness of your disclosure controls and procedures.

Ernest Greene

Company Response: We will modify our discussion related to inherent limitations on effectiveness of internal controls to indicate in our future filings that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our officers have concluded that these controls are effective at the reasonable assurance level.
Item 15. Exhibits and Financial Statement Schedules, page 49
7.	SEC Comment: We note that you have omitted the schedules and exhibits from your credit agreement and the amendments thereto, which are all incorporated by reference. Please file in your next periodic report a complete copy of your credit agreement and subsequent amendments that include the omitted schedules and exhibits.

Company Response: We will file a complete copy of our credit agreement and any subsequent amendments that include Schedules and Exhibits in our next periodic report.
Financial Statements
9. Property, Plant and Equipment, page F-24
8.	SEC Comment: Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of products and services sold, in future filings, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:8.

Company Response: Depreciation and amortization is included in cost of products and services sold, research and development, selling and marketing, general and administrative, and interest expense. The following table details depreciation and amortization by line item for the fiscal years ended April 30, 2009, 2008, and 2007:

	For the Year Ended April 30,
	2009	2008	2007
Cost of products and services sold	$7,488	$6,384	$4,728
Research and development	83	48	8
Sales and marketing	167	149	119
General and administrative	3,467	4,869	2,209
Interest expense	1,465	1,100	409

Total depreciation and amortization	$12,670	$12,550	$7,473

     In future filings, we will present the above information for depreciation and amortization.

Ernest Greene

14. Derivative Financial Instruments and Hedging Activities, page F-27
9.	SEC Comment: In footnote 3 on page F-17 and footnote 10 on page F-25, you indicate that you recognized a goodwill impairment charge of $41.2 million and a intangible asset impairment charge of $57.1 million. Given that you have recorded asset impairments during the year ended April 30, 2009, in future filings, please provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please disclose information that enables users of your financial statements to assess the inputs used to develop those measurements.

Company Response: In our future filings, we will make the appropriate disclosures.
22. Commitments and Contingencies, page F-39
10.	SEC Comment: As you know, we asked you for some detail concerning your product liabilities in our letter dated, February 7, 2008, and we appreciate your response. Concerning your most recent Form 10-K, we note the quantified information provided in Notes 15 and 22 regarding product liabilities. Because of the combination of such data with other categories and current and non-current classifications, we are unable to reconcile the activity in this account. With a view towards enhanced disclosures concerning this critical accounting policy, please provide us with a roll-forward of product liabilities for each year presented and the interim period through the date of your response. Break out the presentation into current and non-current and administrative legal costs and settlements.

Company Response: The following represents the requested rollforward:

			Defense
	Beginning		Costs			Ending		Non-	Settlement
	Balance	Expense	Paid	Other		Balance	Current	Current	Paid (c)
Year ended April 30, 2007	$2,167	$179	$(46)	$1,396	(a)	$3,696	$1,573	$2,123	$(25)
Year ended April 30, 2008	3,696	126	(202)	(234	)(b)	3,386	2,126	1,260	(483)
Year ended April 30, 2009	3,386	1,565	(697)	—		4,254	2,843	1,411	(4)
Three months ended July 31, 2009	4,254	135	(150)	—		4,239	2,910	1,329	—

(a)	Acquisition of Thompson/ Center Arms in January 2007.

(b)	Adjustment of costs associated with pre-acquisition liabilities to good will.

(c)	Settlements paid are not part of the product liability accrual as we do not accrue for the cost of settlements. These costs hit our income statement in the year of the settlement.
Exhibits 31.1 and 31.2
11.	SEC Comment: In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying paragraphs 4(d) and 5.

Company Response: In future filings, we will file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K without modifying paragraphs 4(d) and 5.

Ernest Greene

Form 10-Q for the Quarterly Period ended July 31, 2009
Financial Statements
(2) Organization, page 7
12.	SEC Comment: Please revise your business acquisition note to provide the following:
•	Provide a more robust description of your contingent consideration arrangement and the basis for determining the amount of payment. Please also disclose an estimate of the range of outcomes or explain why a range cannot be estimated. If the maximum amount of the payment is unlimited, please disclose that fact. See paragraphs 68(g)(2) and (3) of SFAS 141(R);

•	For acquired receivables not subject to AICPA SOP 03-3, please disclose I) the fair value of the receivables, 2) the gross contractual amounts receivable and 3) the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See paragraphs 68(h)of SFAS 141 (R);

•	Disclose the amount of goodwill related to the USR acquisition that is allocated to your reportable segments in your business acquisition note. See paragraph 68(1) of SFAS 141(R); and

•	Disclose the amount of acquisition related costs, the amount recognized as an expense and the line item(s) in the income statement in which those expenses are recognized. Please also disclose the amount of any issuance costs not recognized as an expense and how those issuance costs were recognized. See paragraphs 68(m), (n) and A 107 of SFAS 141(R).
Please show us supplementally what the revised disclosure will look like.
Company Response: The revised disclosure can be found in Addendum 1.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 7
13.	SEC Comment: We note from your summary compensation table that you provide your named executive officers with a number of perquisites. In future filings, please discuss how you determine the types and amount of perquisites provided to each named executive officer as well as how this form of remuneration fits in your overall compensation objectives. See Items 402(b)(I)(v) and (vi) of Regulation S-K.

Company Response: In future filings, we will provide information regarding how we determine the types and amounts of perquisites provided as well as how perquisites fit into our overall compensation objectives.

Ernest Greene

14.	SEC Comment: In future filings, please disclose in a tabular format the amounts payable in connection with termination and change in control transactions.

Company Response: In future filings, we will provide a table detailing all amounts payable in connection with termination and change in control transactions.
Base Salary, page 8
15.	SEC Comment: We note that in determining base compensation, you take into account individual performance and competitive salary levels for comparable positions at other companies, among other things. In future filings, please describe the elements of individual performance that you consider in evaluating base compensation. In addition, please discuss where you target each of your executives’ salaries relative to the peer group data you collect, and state where each executive’s salary actually fell with respect to such target. See Items 402(b)(2)(vii) and (xiv) of Regulation S-K.

Company Response: In future filings, we will describe the elements of individual performance that we consider in evaluating base compensation. We note, however, that we do not target our executives’ compensation to peer group data.
Fiscal 2009 Compensation, page 9
Base Salaries, page 9
16.	SEC Comment: We note that for fiscal year 2009 you instituted base salary increases for two of your named executive officers. In future filings, please discuss the factors that you considered in deciding to materially adjust the base compensation of your executive officers. See Item 402(b)(2)(ix) of Regulation S-K.

Company Response: In future filings, we will discuss the factors we considered in deciding to materially adjust the base compensation of our executive officers. We do not believe we increased for fiscal 2009 base salary compensation of any of our executive officers materially as indicated by Item 402(b)(2)(ix) of Regulation S-K.
Stock-Based Compensation Grants, page 10
17.	SEC Comment: We note that you granted stock options to each of your named executive officers yet you omitted any substantive discussion in the CD&A regarding what the options are designed to award, how you determined the amount of options awarded in 2009, and how these awards fit into your overall compensation objectives. See Items 402(b)(1)(ii), (v), and (vi) of Regulation S-K. Please advise.

Company Response: We grant stock-based awards to tie our executive compensation to our long-term success and increases in stockholder value. In future filings, we will indicate how we determine the amount of the reward and clarify how these awards fit into our overall compensation objectives.

Ernest Greene

Executive Compensation, page 12
Summary of Cash and Other Compensation, page 12
18.	SEC Comment: Please explain why you disclosed profit sharing plan payments under the “Non-Equity Incentive Compensation” column, rather than under the “All Other Compensation” column, of your summary compensation table. We note, for example, that your profit sharing plan lacks a performance measure component and that your contributions to each participant are limited by IRS Section 415. Please refer to Items 402(a)(6)(iii) and (c)(2)(ix)(E) of Regulation S-K.

Company Response: In future filings, we will report profit sharing in “All Other Compensation.”
Certain Relationships and Related Transactions, page 32
19.	SEC Comment: We note that unless delegated to your compensation committee, your audit committee is required to review and approve all related party transactions. In future filings, please describe the standard applied by your audit committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 404(b)( I )(ii) of Regulation S-K.

Company Response: In future filings, we will describe the standard applied by our audit committee in determining whether related party transactions should be approved, ratified or rejected.
* * * *
          In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.
Sincerely,
/s/ William F. Spengler
William F. Spengler
Executive VP, Treasurer and
     Chief Financial Officer

Addendum 1:
Footnote to the Consolidated Financial Statements for the Three Months Ended July 31, 2009
(2) Organization:
          We are one of the world’s leading manufacturers of firearms. We manufacture a wide array of revolvers, pistols, tactical rifles, hunting rifles, black powder firearms, handcuffs, and firearm-related products and accessories for sale to a wide variety of customers, including gun enthusiasts, collectors, hunters, sportsmen, competitive shooters, protection focused individuals, law enforcement agencies and officers, and military agencies in the United States and throughout the world.
          We were incorporated on June 17, 1991 in the state of Nevada.
          On May 11, 2001, we acquired all of the outstanding stock of Smith & Wesson Corp. from U.K.-based Tomkins. Smith & Wesson Corp. and its predecessors have been in business since 1852.
          On January 3, 2007, we acquired all the outstanding stock of Thompson Center Holding Corporation (formerly Bear Lake Acquisition Corp.) and its subsidiaries, including Thompson/Center Arms Company, Inc. (collectively “TCA”). This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations for the acquired business have been included in our consolidated financial statements since the acquisition date.
          On July 20, 2009, we acquired all of the outstanding capital stock of Universal Safety Response, Inc. (“USR”). The initial purchase price was $58,334, which consisted of $20,657 in cash and $37,677 in common stock paid at closing. In addition, the former shareholders of USR have the right to earn up to 4,001,522 shares of our common stock if USR achieves certain EBITDAS targets, as defined, in calendar years 2009 and 2010. The former shareholders can earn up to half of the total number of shares once the calendar year 2009 audited results have been finalized if USR achieves EBITDAS of between $8 million and $11 million. If USR achieves $9 million in calendar year 2009 EBITDAS, this would yield a potential payout of 1,200,457 shares in the first year. With regard to calendar year 2010, the former shareholders can earn the remaining unpaid shares from the original 4,001,522 shares based on achieving EBITDAS of between $12 million and $15 million. If USR exceeds the $15 million EBITDAS target, this will yield a potential payout of the full remaining shares of 2,801,065. As of the acquisition date, this contingent consideration was assigned a fair value of $27,450, or 4,001,522 shares at the closing share price of $6.86, under Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations (revised).” As of July 31, 2009, this liability was adjusted to a fair value of $24,250, with $7,275 classified as a current liability relating to the amount that we expect to pay during the current fiscal year and $16,975 classified as a non-current liability. Two of USR’s shareholders dissented to the transaction but subsequently withdrew their dissent. As a result, these shareholders will be treated as though they had never dissented.

          USR, based in Franklin, Tennessee, sells and installs perimeter security products to military and large corporate customers. Our acquisition of USR was designed to enable us to leverage USR’s business model, product line, and broad customer base to foster its growth as a part of our company and enable us to expand into new markets in the security industry.
          We are currently finalizing the valuation of the assets acquired and liabilities assumed; therefore, the fair values set forth below are subject to adjustment as additional information is obtained. The following table summarizes the preliminary allocation of the purchase price:

Total purchase consideration:
Cash	$20,657
Stock	37,677
Contingent consideration	27,450
Accrual for dissenting shareholders	1,010

Total purchase consideration	$86,794

Accounts receivable, net of allowance for doubtful accounts of $35	$9,817
Inventories	4,167
Other current assets	704
Deferred income taxes	425

Total current assets	15,113
Property, plant and equipment, net	1,315
Intangibles, net	13,190
Goodwill	79,992
Other assets	10

Total assets acquired	109,620

Accounts payable	4,545
Accrued expenses	590
Accrued payroll	521
Accrued income taxes	18
Accrued taxes other than income	489
Accrued warranty	59
Current portion of notes payable	7,231

Total current liabilities	13,453
Deferred income taxes	2,254
Notes payable, net of current portion	7,119

Total liabilities assumed	22,826

$86,794

          Included in general and administrative costs is $377 of acquisition-related costs incurred during the three months ended July 31, 2009. An additional $13 of stock issuance costs related to the acquisition of USR were incurred and recorded in additional paid in capital.
          None of the $9,817 in accounts receivable is subject to AICPA SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” Receivables have been recorded at fair value which is equal to the gross contractual amounts receivable less an allowance for doubtful accounts of $35. We expect all contractual cash flows, net of the allowance for doubtful accounts, to be fully collected.
          Goodwill is not expected to be deductible for tax purposes and is fully allocated to the perimeter security segment (Note 18).
          We amortize customer relationships and developed technology in proportion to the expected yearly revenue generated from the customer lists acquired or products expected to be sold. Order backlog is amortized over the contract lives as they are executed. Trademarks and tradenames are expected to have an indefinite life. The following are the identifiable intangible assets acquired and their respective weighted average lives:

		Weighted
		Average
		Life
	Amount	(In years)
Developed technology	$2,090	10.0
Maintenance customer relationships	500	12.0
Trademarks and tradenames	7,500	Indefinite
Order backlog	3,100	0.8

	$13,190